Buffered Equity Index-Linked Notes (Linked to the MSCI EAFE Index)	Free Writing Prospectus Filed Pursuant to Rule 433 (d) Registration Statement 333-156118

June 3, 2010

Final Terms

Issuer:	Aktiebolaget Svensk Exportkredit (“SEK”)

Index:	MSCI EAFE Index (Bloomberg symbol, “MXEA”)

Face Amount:	Each note will have a face amount equal to $1,000

$3,100,000 in the aggregate for all the offered notes

We may decide to sell additional notes after the trade date but prior to the settlement date at an issue price (and underwriting discount and net proceeds) that differs from the original resell/purchase price.

Specified Currency:	United States dollar (“$” or “USD”)

Original Issue Price:	100% of face amount

Denominations:	$1,000 and integral multiples of $ 1,000 in excess thereof

Trade Date:	June 3, 2010

Issue Date:	June 10, 2010

Stated Maturity Date:	December 12, 2011, unless postponed due to a non-business day

Determination Date:	December 5, 2011, unless postponed due to a market disruption event or a non-trading day

Initial Index Level:	1376.37

Final Index Level:	The closing level of the index on the determination date

Index Return:	The result of (i) the final index level minus the initial index level divided by (ii) the initial index level, expressed as a positive or negative percentage.

Payment Amount:	On the stated maturity date, you will receive an amount in cash per note equal to:

If the final index level is greater than or equal to the cap level, the maximum settlement amount

If the final index level is greater than the initial index level but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the index return

If the final index level is equal to or less than the initial index level but greater than or equal to the buffer level, the $1,000 face amount

If the final index level is less than the buffer level,

the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the index return plus the buffer percentage.

Participation Rate:	120%

Cap Level:	120% of the initial index level

Maximum Settlement Amount:	$1,240.00 for every $1,000 of face amount

Buffer Level:	85% of the initial index level (equal to a -15% index return)

Buffer Rate:	The quotient of the initial index level divided by the buffer level, which equals approximately 117.65%

Buffer Percentage:	15%

No interest:	The notes will not bear interest

No listing:	The notes will not be listed on any securities exchange or interdealer market quotation system

Calculation Agent:	Goldman, Sachs & Co.

FDIC:	The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Equity CUSIP:	00083D556

ISIN:	US00083D5564

Proceeds to Issuer:	99.75% of face amount ($3,092,250.00)

Time of Trade:	11:17 am, NY time, June 3, 2010

Last Day of Amortization:	September 1, 2010

Hypothetical Examples

The table below assumes that there is no change in or affecting the composition of the index or the method by which the index sponsor calculates the index level, and that no market disruption event occurs with respect to the index on the determination date. The hypothetical return examples in the table below assume a cap level of 120% of the initial index level, a maximum payment amount of $1,240.00 and a buffer level of 85% of the initial index level.

Hypothetical Final Index Level	Payment Amount
(as % of Initial Index Level)	(as % of Face Amount)
150.00%	124.00%
140.00%	124.00%
125.00%	124.00%
120.00%	124.00%
115.00%	118.00%
110.00%	112.00%
105.00%	106.00%
100.00%	100.00%
90.00%	100.00%
85.00%	100.00%
75.00%	88.24%
50.00%	58.82%
25.00%	29.41%
10.00%	11.76%
0.00%	0.00%

Historical Quarterly High, Low and Closing Levels of the Index

The table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2007, 2008 and 2009 and the first two calendar quarters of 2010 (through June 3, 2010).  We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

	High	Low	Close

2007
Quarter ended March 31	2182.60	2030.00	2147.51
Quarter ended June 30	2285.36	2152.13	2262.24
Quarter ended September 30	2335.70	2039.86	2300.38
Quarter ended December 31	2388.74	2179.99	2253.36
2008
Quarter ended March 31	2253.36	1913.53	2038.62
Quarter ended June 30	2206.72	1957.23	1967.19
Quarter ended September 30	1934.39	1553.15	1553.15
Quarter ended December 31	1568.20	1044.23	1237.42
2009
Quarter ended March 31	1281.02	911.39	1056.23
Quarter ended June 30	1361.36	1071.10	1207.16
Quarter ended September 30	1580.58	1251.65	1552.84
Quarter ended December 31	1617.99	1496.75	1580.77
2010
Quarter ended March 31	1642.20	1451.53	1584.28
Quarter ending June 30 (through June 3, 2010)	1636.19	1305.12	1374.52

Disclaimers

The MSCI indices are the exclusive property of MSCI Inc. (“MSCI”).  MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and are licensed for use for certain purposes by Aktiebolaget Svensk Exportkredit (“SEK”).   These securities, based on such index, have not been passed on by MSCI as to their legality or suitability, and are not issued, sponsored, endorsed, sold or promoted by MSCI, and MSCI bears no liability with respect to any such notes. The prospectus contains a more detailed description of the limited relationship MSCI has with SEK.  No purchaser, seller or holder of the notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.